September 26, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp. Registration Statement on Form S-1 File No. 333-174245
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Windsor:
     On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR the following responses to your comment letter, dated August 26, 2011, regarding Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.10 per share. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	2	September 26, 2011
Form S-1/A filed August 24, 2011
General
1.	Prior to requesting acceleration of effectiveness, please file a pre-effective amendment that includes the number of shares to be offered, the information required by Item 501(b)(3) of Regulation S-K and any missing exhibits, including the form of underwriting agreement. Please also pay any additional filing fee that may be required. Refer to Rule 457 of Regulation C.
The Company acknowledges the Staff’s comment and advises the Staff that it will file one or more future pre-effective amendments that include the number of shares to be offered, the information required by Item 501(b)(3) of Regulation S-K and any remaining required exhibits, including the form of underwriting agreement. The Company will also pay any additional filing fee that may be required.
Exhibit 5.1
2.	In the third paragraph of the opinion, counsel indicates that it assumes that the original issuance of company shares, prior to the company’s conversion to Delaware incorporation, were validly issued, fully paid and non-assessable under South Carolina law. Please provide us with your analysis as to whether that assumption was necessary in order to reach the required opinion with regard to the shares offered under the registration statement. Alternatively, please file the legal opinion that counsel relied upon in making the assumption and the appropriate consents to the inclusion of that opinion in the registration statement.
In response to the Staff’s comment, the Company advises the Staff that it will file as an exhibit to a future pre-effective amendment a legal opinion of the Company’s South Carolina counsel, including appropriate consents to the inclusion of that opinion in the Registration Statement. The form of such legal opinion is attached to this letter as Annex A.
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Securities and Exchange Commission	3	September 26, 2011
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Matt McNair, Esq.
Sharon Blume
John Nolan

Regional Management Corp.
Thomas F. Fortin

White & Case LLP
Colin J. Diamond

Annex A
[________________], 2011
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607
Re: Conversion and Capitalization of Regional Management Corp.
Ladies and Gentlemen:
     We have acted as special South Carolina counsel to Regional Management Corp., a Delaware corporation (the “Company”), in connection with the conversion of the Company, on August 23, 2011, from a South Carolina corporation to a Delaware corporation (the “Conversion”). The Conversion occurred in advance of the offer and sale by certain selling stockholders of the Company of [________] shares of Common Stock of the Company (together with any additional shares of such stock that may be registered by such selling stockholders pursuant to Rule 462(b) (as prescribed by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Act”)) in connection with the offering described in the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Commission under the Act, the “Stockholder Shares”).
     We have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company. In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.
     Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Stockholder Shares which were in issue at the time of the Conversion were validly issued, fully paid and nonassessable under the laws of the State of South Carolina.
     We do not express any opinion herein concerning any law other than the South Carolina Business Corporation Act of 1988 (including the statutory provisions, all applicable provisions of the South Carolina Constitution and reported judicial decisions interpreting the foregoing).

     We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.
Very truly yours,
Womble Carlyle Sandridge & Rice,
A Professional Limited Liability Company